

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 9, 2009

Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

> **Re: Discover Financial Services**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 27, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

    We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel